UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED

FORM 11-K


02067899

**Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934**

For the fiscal year ended June 30, 2002
Commission file number 1-9947

TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

(Full title of the plan)

TRC COMPANIES, INC.

(Name of issuer of the securities held pursuant to the plan)

**5 Waterside Crossing
Windsor, Connecticut 06095**
(Address of principal executive offices)

TRC Companies, Inc. 401(k)
Retirement and Savings Plan
Index to Financial Statements
June 30, 2002 and 2001

The following exhibits are being filed herewith:

23.1 Independent Auditors' Consent
23.2 Consent of Independent Accountants

Independent Auditors' Report

To the Participants and Administrator of the
TRC Companies, Inc. 401(k) Retirement and Savings Plan

We have audited the accompanying statement of net assets available for benefits of TRC Companies, Inc. 401(k) Retirement and Savings Plan ("the Plan") as of June 30, 2002, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements present fairly in all material respects, the net assets available for benefits of the Plan at June 30, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Hartford, Connecticut

December 23, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants

To the Participants and Administrator of the
TRC Companies, Inc. 401(k) Retirement and Savings Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of TRC Companies, Inc. 401(k) Retirement and Savings Plan (the "Plan") at June 30, 2001, and the changes in net assets available for plan benefits for the year ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 21, 2001

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Statements of Net Assets Available for Benefits
June 30, 2002 and 2001

	2002	2001
Investments, at fair value (Note 2)	$41,318,935	$ 41,945,856
Net assets available for benefits	$41,318,935	$ 41,945,856

See notes to financial statements.

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended June 30, 2002 and 2001

	2002	2001
ADDITIONS		
Contributions:		
Participant	$ 3,857,733	$ 2,989,224
Employer	1,368,995	997,518
Participant rollovers	2,717,717	6,551,548
Total contributions	7,944,445	10,538,290
Investment income/(loss):		
Net (depreciation) appreciation in fair value of investments	(7,709,133)	4,198,247
Interest and dividend income	1,106,598	1,879,356
Total investment income/(loss)	(6,602,535)	6,077,603
Total additions	1,341,910	16,615,893
DEDUCTIONS		
Benefits paid to participants	1,958,277	1,795,193
Administrative fees and expenses	10,554	6,147
Total deductions	1,968,831	1,801,340
Net increase (decrease) in net assets	(626,921)	14,814,553
Net assets available for plan benefits:		
Beginning of year	41,945,856	27,131,303
End of year	$41,318,935	$41,945,856

See notes to financial statements.

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Notes to Financial Statements
June 30, 2002 and 2001

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the TRC Companies, Inc. (the "Company") 401(k) Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company and its subsidiaries who have attained 18 years of age and completed 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

During plan year ended June 30, 2001 and through April 8, 2002, participants could elect to contribute up to 15% of their compensation. Effective April 9, 2002, the maximum contribution rate was increased to 25%. Participants may also contribute amounts representing distributions from other qualified plans. On the first 6% of compensation contributed, the Company may provide a matching contribution. The amount of the matching contribution is determined annually by the Compensation Committee of the Company's Board of Directors based upon operating performance. For the years ended June 30, 2002 and 2001, the Company's matching contributions were equal to $.50 for each $1.00 contributed by the participants up to 6% of compensation.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of forfeitures of terminated participants' non-vested accounts and Plan expenses and earnings. Allocations are based upon participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching contributions and actual earnings thereon is based upon years of continuous service. A participant will become 34% vested after two years of service, 66% percent after three years of service and is fully vested after four years of service.

Investment Options

Upon enrollment in the Plan, participants may direct contributions into various investment options offered by the Plan. The Plan currently offers fourteen mutual funds and the TRC Stock Fund. Participants may change their investment options at any time.

Forfeitures

If a participant's employment terminates before their account balances become fully vested, the non-vested portion of their account is forfeited and proportionately redistributed annually to remaining Plan participants. For the years ended June 30, 2002 and 2001, forfeiture credits of $93,483 and $110,801, respectively, were available for redistribution to participants. For the year ended June 30, 2002, forfeitures of $110,801 were redistributed.

Payment of Benefits

In the event of death or permanent disability, the participant becomes fully vested in their account balance.

Because of the tax deferred status of contributions to the Plan, participants generally may not withdraw, without incurring additional taxes and penalties, amounts from the Plan until retirement, death, permanent disability or termination of employment, if such occurs prior to age 59½. All distributions from the Plan are made in a lump sum.

Participant Loans

Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their account balance. Loan terms range from 1 – 5 years or up to 10 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates on outstanding participant loans at June 30, 2002 range from 5.75% to 10.50%.

Other In-Service Withdrawals

The Plan permits payment of benefits to participants to satisfy a financial need such as medical or educational expenses and the purchase of a principal residence. In the case of an in-service withdrawal, payment is limited to the amount of the participants vested account balance exclusive of earnings credited to the account after December 31, 1988.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the dates of the financial statements and the changes in net assets available for plan benefits during the reporting periods and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, primarily by reference to published market data. Employee loans are stated at cost, which approximates fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds which invest in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Payment of Benefits

Benefits to participants are recorded when paid.

Administrative Expenses

Generally, all fees and expenses related to the administration of the Plan are paid by the Company or its subsidiaries. Participants with loans from the Plan are charged a monthly loan administrative fee.

NOTE 3 – TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by letter dated October 1, 1997 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by Merrill Lynch Group Employee Services. Merrill Lynch Trust Company is the Trustee, as defined by the Plan and, therefore, transactions in the Company's stock and loans to participants qualify as party-in-interest.

NOTE 6 – PLAN TRANSFERS

During the year ended June 30 2002, approximately $2.4 million in assets associated with the Carson-Salcedo & Associates 401(k) Plan, the Telepath Systems, Inc. Retirement 401(k) Plan, the Lowney Associates 401(k) Profit Sharing Plan and the Omni Environmental Corporation Employee Profit Sharing Plan were merged into the Plan and are included in participant rollovers.

During the year ended June 30 2001, approximately $6.2 million in assets associated with the Environmental Solutions, Inc. 401(k) Retirement and Savings Plan and the A & H Engineers, PC 401(k) Employee Savings Plan and are included in participant rollovers.

NOTE 7 - INVESTMENTS

Plan investments that represent 5% or more of the Plan's net assets at June 30, 2002 and 2001 were as follows:

	2002	2001
Money Market Fund	$4,465,060	$3,492,299
Wells Fargo Large Company Growth Fund	3,595,647	4,828,866
State Street Aurora Fund	3,516,503	2,143,365
BGI Asset Allocation Fund	3,143,063	3,965,945
BGI Bond Index Fund	2,546,722	-
BGI S&P 500 Stock Index Fund	6,464,424	7,572,085
PIMCO Growth Fund CL A	-	2,124,422
TRC Stock Fund	10,301,080	11,593,676

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Notes to Financial Statements
June 30, 2002 and 2001

Net appreciation (depreciation) of the Plan's investments for the years ended June 30, 2002 and 2001 (including investments bought, sold and held during the year) is comprised of:

	2002	2001
International Equity Fund	$ -	$ (435,283)
Wells Fargo Large Company Growth Fund	(1,078,786)	(1,729,218)
ML Low Duration Fund CL D	(919)	(390)
ML Fundamental Growth Fund CL A	(30,072)	(3,406)
Oppenheimer International Growth Fund CL A	(371,945)	(99,949)
State Street Aurora Fund	(49,586)	(21,070)
BGI Asset Allocation Fund	(611,721)	(869,937)
BGI Bond Index Fund	53,695	37,500
BGI S&P 500 Stock Index Fund	(1,926,663)	(2,304,533)
Fidelity Advantage Value Strategies	(129,802)	2,688
Alliance Growth and Income	(258,389)	(19,380)
Dreyfus New Leaders	(36,379)	(925)
PIMCO Growth Fund CL A	(489,321)	(79,211)
Van Kampen Equity Income Fund CL A	(39,801)	(2,635)
TRC Stock Fund	(2,739,444)	9,723,996
	$(7,709,133)	$ 4,198,247

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Schedule of Assets (Held at End of Year)
June 30, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par, or Maturity Value	(d) Cost	(e) Current Value
	Merrill Lynch Trust Company			
*	Money Market Fund	Money Market Fund	**	$ 4,465,060
*	Wells Fargo Lrg. Com. Growth Fund	Mutual fund, 84,524 shares	**	3,595,647
*	ML Low Duration Fund CL D	Mutual fund, 32,394 shares	**	329,118
*	ML Fundamental Growth Fund CL A	Mutual fund, 10,997 shares	**	161,651
*	Oppenheimer Intl Growth Fund CL A	Mutual fund, 134,994 shares	**	1,923,660
*	State Street Aurora Fund	Mutual fund, 109,754 shares	**	3,516,503
*	BGI Asset Allocation Fund	Mutual fund, 365,898 shares	**	3,143,063
*	BGI Bond Index Fund	Mutual fund, 259,605 shares	**	2,546,722
*	BGI S&P 500 Stock Index Fund	Mutual fund, 431,249 shares	**	6,464,424
*	Fidelity Advantage Value Strategies	Mutual fund, 32,409 shares	**	746,058
*	Alliance Growth and Income	Mutual fund, 357,373 shares	**	1,072,119
*	Dreyfus New Leaders	Mutual fund, 12,206 shares	**	475,550
*	PIMCO Growth Fund CL A	Mutual fund, 57,672 shares	**	1,043,863
*	Van Kampen Equity Inc. Fund CL A	Mutual fund, 98,758 shares	**	704,143
*	TRC Stock Fund	Mutual fund, 411,714 shares	**	10,301,080
*	Participant Loans	Loans to participants secured by their accounts. Repayment terms range up to ten years. Interest rates in effect during period 5.75% to 10.50%.	-	830,274
			**	$ 41,318,935

* Denotes party-in-interest

** Not applicable. All investments are the result of participant or beneficiary directed accounts.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRC COMPANIES, INC. 401(k)
RETIREMENT AND SAVINGS PLAN

December 27, 2002

By: 
Harold C. Elston, Jr.
Plan Administrative Committee Member

Exhibit 23.1

INDEPENDENT AUDITIORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-70662 of TRC Companies, Inc. on Form S-8 of our report dated December 23 , 2002 appearing in this Annual Report on Form 11-K of TRC Companies, Inc. 401(k) Retirement and Savings Plan for the year ended June 30, 2002.

Deloitte & Touche LLP

Hartford, Connecticut

December 26, 2002

PRICEWATERHOUSECOOPERS

Exhibit 23.2

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-70662) of TRC Companies, Inc. of our report dated December 21, 2001 relating to the financial statements of the TRC Companies, Inc. 401(k) Retirement and Savings Plan for the year ended June 30, 2001, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Hartford, Connecticut
December 26, 2002